Exhibit 99

UNIVERSITY OF PHOENIX ONLINE
(a division of the University of Phoenix, Inc.,
a wholly-owned subsidiary of Apollo Group, Inc.)
BALANCE SHEET

	November 30,	August 31,
	2000	2000

	(Unaudited)
(In thousands)

Assets:

Current assets

Cash and cash equivalents	$48,076	$—

Marketable securities	26,990

Receivables, net	15,747	13,991

Other current assets	385	482

Total current assets	91,198	14,473

Revolving credit advance to Apollo Education Group	6,273

Property and equipment, net	7,060	5,940

Other assets	247	1,549

Total assets	$104,778	$21,962

Liabilities and Divisional Net Worth:

Current liabilities

Accounts payable	$295	$245

Accrued liabilities	4,098	1,220

Student deposits and deferred tuition revenue	18,730	14,526

Total current liabilities	23,123	15,991

Long-term liabilities	10	123

Total liabilities	23,133	16,114

Commitments and contingencies

Divisional net worth

Funds allocated to/from Apollo Education Group	46,474	(23,747)

Accumulated earnings	35,171	29,595

Total divisional net worth	81,645	5,848

Total liabilities and divisional net worth	$104,778	$21,962

The accompanying notes are an integral part of these financial statements.

UNIVERSITY OF PHOENIX ONLINE
(a division of the University of Phoenix, Inc.,
a wholly-owned subsidiary of Apollo Group, Inc.)
STATEMENT OF OPERATIONS

	Three Months Ended
	November 30,
	2000	1999

	(Unaudited)
(In thousands)

Revenues:

Tuition and other, net	$34,087	$20,717

Costs and expenses:

Instructional costs and services	15,646	10,542

Selling and promotional	7,602	3,086

General and administrative	2,099	1,503

	25,347	15,131

Income from operations	8,740	5,586

Interest income, net	694

Income before income taxes	9,434	5,586

Provision for income taxes	3,858	2,264

Net income	$5,576	$3,322

The accompanying notes are an integral part of these financial statements.

UNIVERSITY OF PHOENIX ONLINE
(a division of the University of Phoenix, Inc.,
a wholly-owned subsidiary of Apollo Group, Inc.)
STATEMENT OF CASH FLOWS

	Three Months Ended
	November 30,
	2000	1999

	(Unaudited)
(In thousands)

Cash flows provided by (used for) operating activities:

Net income	$5,576	$3,322

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	366	297

Provision for uncollectible accounts	340	398

Decrease (increase) in assets:

Receivables, net	(2,096)	(1,313)

Other assets	102	64

Increase (decrease) in liabilities:

Accounts payable and accrued liabilities	2,928	(230)

Student deposits and deferred revenue	4,204	(1,234)

Other liabilities	(113)

Net cash provided by operating activities	11,307	1,304

Cash flows used for investing activities:

Net additions to property and equipment	(1,535)	(238)

Revolving credit advance to Apollo Education Group	(6,273)

Purchase of marketable securities	(26,931)

Net cash used for investing activities	(34,739)	(238)

Cash flows provided by (used for) financing activities:

Funds allocated to/from Apollo Education Group	71,508	(1,066)

Net cash provided by (used for) financing activities	71,508	(1,066)

Net increase (decrease) in cash and cash equivalents	48,076	—

Cash and cash equivalents at beginning of period	—	—

Cash and cash equivalents at end of period	$48,076	$—

The accompanying notes are an integral part of these financial statements.

University of Phoenix Online
(a division of the University of Phoenix, Inc.,
a wholly-owned subsidiary of Apollo Group, Inc.)
Notes to Financial Statements
(Unaudited)

1.   On March 24, 2000, the Board of Directors of Apollo Group, Inc. (“Apollo”) authorized the issuance of a new class of stock called University of Phoenix Online common stock, that is intended to reflect the separate performance of University of Phoenix Online, a division of the University of Phoenix, Inc. (“UOP”), a wholly-owned subsidiary of Apollo. Apollo’s other businesses and its retained interest in University of Phoenix Online are referred to as “Apollo Education Group.” On October 3, 2000, an initial public offering of 5,750,000 shares of University of Phoenix Online common stock was completed at a price of $14.00 per share. This stock represented a 10.8% interest in University of Phoenix Online with Apollo Education Group retaining the remaining 89.2% interest in University of Phoenix Online.

University of Phoenix Online is the online division of UOP which is a regionally accredited, private institution of higher education offering associates, bachelors, masters, and doctoral degree programs in business, management, computer information systems, education, and health care. University of Phoenix Online offers its educational programs worldwide through its computerized educational delivery system.

The accompanying financial statements provide financial information regarding the underlying business of University of Phoenix Online. Even though Apollo has separated its assets, liabilities, revenues, and expenses between Apollo Education Group and University of Phoenix Online for purposes of tracking the economic performance of each of University of Phoenix Online and Apollo Education Group, that separation will not change the legal title to any assets or the responsibility for any liabilities and will not affect the rights of creditors. Holders of University of Phoenix Online stock are common stockholders of Apollo and will be subject to all the risks associated with an investment in Apollo’s assets and liabilities. Material financial events which may occur at Apollo Education Group may affect University of Phoenix Online’s results of operations or financial position. Accordingly, University of Phoenix Online’s financial statements should be read in conjunction with Apollo’s consolidated financial statements.

The provision of services and other matters between University of Phoenix Online and Apollo Education Group, including the right to use the curriculum, trademarks, and copyrights of Apollo and its subsidiaries, will be governed by corporate expense, income tax, and license allocation policies, which are described in Note 4. These policies were not in place prior to March 24, 2000. However, in order to prepare financial statements that include charges and benefits of the types provided for under these polices, the accompanying financial statements reflect charges and benefits that would have applied if these policies had been in effect during the periods presented.

This financial information reflects all adjustments, consisting only of normal recurring adjustments, that are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. Unless otherwise noted, references to 2001 and 2000 refer to the periods ended November 30, 2000 and 1999, respectively.

2.   The interim financial statements should be read in conjunction with the financial statements and related notes for the fiscal year ended August 31, 2000 included in Apollo’s Form 10-K as filed with the Securities and Exchange Commission. The results of operations for the three-month period ended November 30, 2000 are not necessarily indicative of the results to be expected for the entire fiscal year or any future period.

3.   Certain amounts reported for the three months ended November 30, 1999, have been reclassified to conform to the November 30, 2000 presentation, having no effect on net income.

4.   University of Phoenix Online’s financial statements reflect the application of certain expense allocation and treasury activity policies summarized below. Although it has no present intention to do so, the Board of Directors of Apollo may rescind, modify, or add to any of these policies. While management believes that these allocation methods are reasonable, the allocated expenses are not necessarily indicative of, and it is not practicable for us to estimate, the levels of expenses that would have been incurred if University of Phoenix Online had been operating as an independent company.

Corporate expenses

In order to prepare the accompanying financial statements, certain costs incurred by Apollo and UOP were allocated to University of Phoenix Online on the basis of its revenues in relation to those of Apollo and UOP. The allocation of such expenses to University of Phoenix Online during the three months ended November 30 was as follows, in thousands:

	Three Months Ended
	November 30,

	2000	1999

	(Unaudited)
(In thousands)

Instructional costs and services	$2,293	$1,921

Selling and promotional	192	177

General and administrative	2,099	1,503

	$4,584	$3,601

License fee

Apollo charges University of Phoenix Online a license fee equal to 4% of University of Phoenix Online’s net revenues for the use of curriculum, trademarks, and copyrights owned by Apollo and its subsidiaries. The license fee, which is included in instructional costs and services in the accompanying statement of operations, was $1.4 million and $829,000 for the three months ended November 30, 2000 and 1999, respectively.

Income taxes

University of Phoenix Online’s results, along with those of UOP’s other divisions, are included in Apollo’s consolidated federal income tax return. State taxes are paid based upon apportioned taxable income or loss of Apollo, with the exception of certain state taxes that are based upon an apportionment of UOP taxable income or loss.

The provision for income taxes included in the accompanying statement of operations has been calculated on a separate company basis. The related current and deferred tax assets and liabilities are settled with UOP at the end of each period through the funds allocated to/from Apollo Education Group component of divisional net worth.

University of Phoenix Online’s effective income tax rate differs from the federal statutory tax rate primarily as a result of state income taxes.

Treasury Activities

Since its inception, Apollo has financed University of Phoenix Online’s operations internally and has not incurred any related third party debt. All of its cash receipts and disbursements were processed by Apollo on University of Phoenix Online’s behalf. All amounts were settled through the funds allocated to/from Apollo Education Group component of University of Phoenix Online’s divisional net worth. Whenever University of Phoenix Online generated cash from operations, that cash was deemed to be transferred to Apollo Education Group and was accounted for as a return of capital. Whenever University of Phoenix Online had a cash need, that cash need was deemed to be transferred from Apollo Education Group and was accounted for as a capital contribution. As a result of this policy, no inter-group interest income or expense was reflected in the consolidating statement of operations.

Upon the completion of the offering, the net proceeds of the offering of $74.1 million were transferred to University of Phoenix Online and accounted for as a capital contribution. Subsequently, the difference between cash receipts and cash outlays attributable to University of Phoenix Online have been accounted for as a revolving credit advance from University of Phoenix Online to Apollo Education Group requiring the reflection of interest expense by Apollo Education Group and interest income by University of Phoenix Online at the rate of interest determined by the Board of Directors. Accordingly, operating results for Apollo Education Group and University of Phoenix Online for periods subsequent to the offering will not be comparable to such operating results prior to the offering.

Report of Independent Accountants

To the Board of Directors and
Shareholders of Apollo Group, Inc.:

We have reviewed the accompanying balance sheet of University of Phoenix Online as of November 30, 2000, and the related statements of operations and of cash flows for each of the three-month periods ended November 30, 2000 and 1999. These financial statements are the responsibility of Apollo Group, Inc.’s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited in accordance with auditing standards generally accepted in the United States of America, the balance sheet as of August 31, 2000, and the related statements of operations and of cash flows for the year then ended (not presented herein), and in our report dated September 29, 2000 we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet information as of August 31, 2000, is fairly stated in all material respects in relation to the balance sheet from which it has been derived.

/s/ PricewaterhouseCoopers LLP
Phoenix, Arizona
December 19, 2000

Management’s Discussion and Analysis of Financial Condition and Results of Operations Of University of Phoenix Online.

      The following information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online” and the financial statements and related notes of University of Phoenix Online for the fiscal year ended August 31, 2000 included in our Form 10-K as filed with the Securities and Exchange Commission, as well as in conjunction with the financial statements and related notes of University of Phoenix Online for the three-month period ended November 30, 2000 included above.

      This Form 10-Q, including the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online” contain forward-looking statements. Forward-looking statements are inherently uncertain and subject to risks. Such statements should be viewed with caution. Forward-looking statements in this Form 10-Q, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online”, include, but are not limited to statements such as total purchases of property and equipment for University of Phoenix Online for the year ended August 31, 2001, are expected to range from $4.0 to $6.0 million.

      Future events and actual results could differ materially from those set forth in the forward-looking statements as a result of many factors. Statements in this Form 10-Q, including “Notes to Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” describe factors, among others, that could contribute to or cause such differences. Additional factors that could cause actual results to differ materially from those expressed in such forward-looking statements include, without limitation: 1) new or revised interpretations of regulatory requirements; 2) changes in or new interpretations of other applicable laws, rules and regulations; 3) failure to maintain or renew required regulatory approvals, accreditation or state authorizations by UOP; 4) failure to obtain authorizations from states in which UOP does not currently provide degree programs; 5) failure to obtain the North Central Association of Colleges and Schools’ approval for UOP to operate in new states; 6) changes in student enrollment; 7) and other factors set forth in this Form 10-Q. These forward-looking statements are based on estimates, projections, beliefs, and assumptions of us and our management and speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements, or any facts, events or circumstances after the date hereof that may bear upon forward-looking statements. You are advised, however, to consult any further disclosures we make in our reports filed with the Securities and Exchange Commission.

RESULTS OF OPERATIONS

      The following table sets forth University of Phoenix Online’s statement of operations data expressed as a percentage of net revenues for the periods indicated:

	Three Months Ended
	November 30,
	2000	1999

	(Unaudited)
Revenues:

Tuition and other, net	100.0%	100.0%

Costs and expenses:

Instructional costs and services	45.9	50.9

Selling and promotional	22.3	14.9

General and administrative	6.2	7.3

	74.4	73.1

Income from operations	25.6	26.9

Interest income, net	2.1	—

Income before income taxes	27.7	26.9

Less provision for income taxes	11.3	10.9

Net income	16.4%	16.0%

THREE MONTHS ENDED NOVEMBER 30, 2000 (FIRST QUARTER OF 2001) COMPARED WITH THREE MONTHS ENDED NOVEMBER 30, 1999 (FIRST QUARTER OF 2000)

      Tuition and other net revenues increased by 64.5% to $34.1 million in the three months ended November 30, 2000 from $20.7 million in the three months ended November 30, 1999 due primarily to an increase in average full-time equivalent degree student enrollments. Average full-time equivalent degree student enrollments increased to approximately 12,200 at November 30, 2000 from approximately 7,800 at November 30, 1999.

      Instructional costs and services increased by 48.4% to $15.6 million in the three months ended November 30, 2000 from $10.5 million in the three months ended November 30, 1999 due primarily to the direct costs necessary to support the increase in degree student enrollments. Direct costs consist primarily of faculty compensation and related staff salaries. These costs as a percentage of tuition and other net revenues decreased to 45.9% in the three months ended November 30, 2000 from 50.9% in the three months ended November 30, 1999 due primarily to greater tuition and other net revenues being spread over the fixed costs related to centralized student services.

      Selling and promotional expenses increased by 146.3% to $7.6 million in the three months ended November 30, 2000 from $3.1 million in the three months ended November 30, 1999 due primarily to additional advertising and an increase in enrollment advisors. These expenses as a percentage of tuition and other net revenues increased to 22.3% in the three months ended November 30, 2000 from 14.9% in the three months ended November 30, 1999 due to increased advertising and an increase in enrollment advisors.

      General and administrative expenses increased by 39.7% to $2.1 million in the three months ended November 30, 2000 from $1.5 million in the three months ended November 30, 1999 due primarily to a higher growth rate at University of Phoenix Online in that period compared to Apollo Education Group which resulted in a higher allocation of general and administrative expenses to University of Phoenix Online. General and administrative expenses as a percentage of tuition and other net revenues decreased to 6.2% in the three months ended November 30, 2000 from 7.3% in the three months ended November 30, 1999 due primarily to greater tuition and other net revenues being spread over a proportionately lower increase in general and administrative expenses.

      Net interest income was $694,000 and $0 in the three months ended November 30, 2000 and 1999, respectively. This increase was attributable to the increase in cash equivalents and marketable securities between periods.

      University of Phoenix Online’s effective tax rate increased to 40.9% in the three months ended November 30, 2000 from 40.5% in the three months ended November 30, 1999.

      Net income increased to $5.6 million in the three months ended November 30, 2000 from $3.3 million in the three months ended November 30, 1999 due primarily to increased enrollments, and improved utilization of instructional costs and services and general and administrative expenses.

QUARTERLY FLUCTUATIONS IN RESULTS OF OPERATIONS

      University of Phoenix Online may experience seasonality in its results of operations primarily as a result of changes in the level of student enrollments. While students are enrolled throughout the year, average enrollments and related revenues may be lower in some quarters than others. Most expenses do not vary directly with revenues and are difficult to adjust in the short term. As a result, if revenues for a particular quarter are lower than another, operating expenses may not be able to be proportionately reduced for that quarter.

LIQUIDITY AND CAPITAL RESOURCES

      University of Phoenix Online currently is able to provide for its own capital expenditures and cash required for operations. All of its cash receipts and cash disbursements are processed by us on behalf of University of Phoenix Online. Cash generated by Apollo Education Group and University of Phoenix Online has been and will continue to be managed centrally by us. University of Phoenix Online’s liquidity could be adversely affected by the investment decisions we make.

      Net cash provided by operating activities increased to $11.3 million in the three months ended November 30, 2000 from $1.3 million in the three months ended November 30, 1999. The increase resulted primarily from increased net income and a larger increase in accounts payable and accrued liabilities and student deposits and deferred revenue.

      Capital expenditures increased to $1.5 million in the three months ended November 30, 2000 from $238,000 in the three months ended November 30, 1999 primarily due to continued growth in operations. Total purchases of property and equipment for the year ended August 31, 2001 are expected to range from $4.0 to $6.0 million. These expenditures will primarily be related to increases in normal recurring capital expenditures due to the overall increase in students and employees resulting from the growth in the business.

      On March 24, 2000, our Board of Directors authorized the issuance of a new class of stock called University of Phoenix Online common stock, that is intended to reflect the separate performance of University of Phoenix Online, a division of UOP, Inc., a wholly-owned subsidiary of ours. Our other businesses and our retained interest in University of Phoenix Online are referred to as “Apollo Education Group.” On October 3, 2000, an offering of 5,750,000 shares of University of Phoenix Online common stock was completed at a price of $14.00 per share. This stock represented a 10.8% interest in that business with Apollo Education Group retaining the remaining 89.2% interest in University of Phoenix Online.